Ripple Lake Diamonds Announces Mailing of Special Meeting Materials

VANCOUVER, July 24, 2007… Ripple Lake Diamonds has mailed a notice of special Meeting of the shareholders (the "Company") to be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on August 16, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To consider and, if deemed advisable, to approve, by way of Special Resolution, with or without variation, the consolidation of the Company's share capital on the basis of one new common share for every ten existing common shares outstanding, or such lesser number of common shares for the Company to be in compliance with the Policies of the TSX Venture Exchange.

2.

To consider and, if deemed advisable, to approve, by way of Special Resolution, with or without variation, the change of the name of the Company to "Devonshire Resources Ltd.", or such other name that may be decided upon by the Directors of the Company and acceptable to the regulatory authorities.

3.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.

“Tim Crowhurst”
Tim Crowhurst
President and Director

Company Contact:

604-696-6672

info@ripplelake.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.